SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                FORM 12b-25

                                               Commission File Number 0-32315

                        NOTIFICATION OF LATE FILING

(Check One):[ ] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [X] Form 10-Q
[ ] Form 10-N-SAR

For Period Ended:      December 31, 2001
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[ ] Transition Report on Form 10-K  [ ]  Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F  [ ]  Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:                                 .
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     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                   PART I
                           REGISTRANT INFORMATION

Full Name of Registrant:  Planet Zanett, Inc.
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Former Name If Applicable:
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Address of Principal Executive Office (Street and Number): 135 East 57th St.,
                                                           15th Floor
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City, State and Zip Code:  New York, NY 10022
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                                   PART II
                            RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. ( Check appropriate box)

[X]   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[X]   (b) The subject annual report, semi-annual report, transition report on
          Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date and

[ ]   (c) The accountant's statement or other exhibit required by Rule 12b-
          25(c)has been attached if applicable.

                                   PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The fiscal year end of Planet Zanett, Inc. (the "Company") ended on December 31, 2001. Accordingly, the Company's Quarterly Report on Form 10-QSB for the period ended June 30, 2002 is required to be filed by August 14, 2002.

     On May 31, 2002, the Company acquired Brandywine Computer Group, Inc., ("BCG") a privately-held corporation. In order for the Company to close its accounting records for the fiscal period ended June 30, 2002, it was necessary to await the completion of the audit of BCG's historical financial records to determine the appropriate purchase accounting adjustments for this acquisition.

     The acquisition of BCG has put unusual demands on the Company's financial and accounting staff, and in view of the material change in its operations, the review process that is being undertaken by the Company's management, audit committee and board of directors has been more extensive and time consuming than usual.

      Given the above, we were delayed in providing our draft Quarterly Report on Form 10-QSB and related supporting financial information to our independent accountants, Deloitte & Touche, LLP. As a result, Deloitte & Touche informed us that they would not be able to complete their review of the Planet Zanett, Inc., Quarterly Report on Form 10-QSB by the required filing deadline of August 14, 2002.

     The foregoing reasons causing the Company's inability to timely file its Report on Form 10-QSB for the period ended June 30, 2002 could not be eliminated without unreasonable effort or expense.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

David McCarthy                              212                980-4600
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(Name)                                  (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is
no, identify report(s). [X] Yes      [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
hereof?             [ ] Yes      [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                             PLANET ZANETT, INC.
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(Name of Registrant as specified in Charter)

Has duly caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:    August 13, 2001               By: /s/ Jack M. Rapport
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                                       Jack M. Rapport
                                       Chief Financial Officer